UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 10, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Vertex Pharmaceuticals Incorporated

File No. 000-19319- CF#28575

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Vertex Pharmaceuticals Incorporated submitted an application under Rule 24b-2 requesting an extension of a prior grant of confidential treatment for information it excluded from an Exhibit to a Form 8-K filed on July 2, 2004, as amended, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to a Form 10-Q filed on August 11, 2008, as amended.

Based on representations by Vertex Pharmaceuticals Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 99.4   through August 12, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel